FOR IMMEDIATE RELEASE                                EARNINGS RELEASE
---------------------                                ----------------

                 Top Image Systems Reports Third Quarter Results

Tel Aviv, Israel, November 13, 2002 - Top Image Systems, Ltd., (NASDAQ: TISA), a leading innovator of enterprise content gateway solutions for managing and validating the flow of information between an enterprise and its customers, trading partners and employees, announced today its third quarter financial results.

Revenues in the third quarter of 2002 were $1.50 million compared with $3.32 million in the third quarter of 2001. The company's net loss for the quarter was $1.36 million compared with a net profit of $77,383 in the third quarter of 2001. Loss per share was $0.223 compared with a profit per share of $0.013 in the third quarter of 2001. Revenues in the first nine months of 2002 were $6.15 million compared with $8.35 million in the corresponding period of 2001. The company's net loss for the nine months was $2.45 million compared with a net loss of $2.19 million in the corresponding period of 2001. Loss per share was $0.40 compared with a loss per share of $0.36 in the corresponding period of 2001.

Ido Schechter, Chief Executive Officer of Top Image Systems, Ltd. stated: "As reported at the end of October 2002, our third quarter revenues came in less than initially expected. Like many companies, we experienced the effects of the worldwide economic slowdown in IT procurements. We have found that the decision-making process has been prolonged and several customers delayed or put on hold business opportunities that we expected to close in the quarter. The expense control measures that were previously taken resulted in an 15% reduction in expenses in the quarter and a 19% reduction in the first nine months of the year, compared with the results in the same periods of 2001.

We are currently in the midst of executing our recent cost cutting measures, which are expected to take full effect by the beginning of 2003 and to save over $3 million on an annualized basis. We believe that our timely restructuring and workforce reduction will help us achieve better results and sustain the company's cash balance, which we believe remains our competitive strength, especially in the current market situation.

Despite the third quarter performance, we are encouraged to notice that our technology kept winning in all technical evaluations in this quarter. We continue to witness intense interest in our solution in the market, and have received positive responses as to the technological advantages of our eFLOW platform."


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About Top Image Systems

Top Image Systems, Ltd. (TiS) is a leading innovator of enterprise content gateway solutions for managing and validating the flow of information between an enterprise and its customers, trading partners and employees. TiS' eFLOW Unified Content Platform is a common architecture for any content entering the enterprise, whether originating from mobile, electronic, paper, archive images or other sources. TiS solutions deliver the content to applications that drive the organization. TiS markets its products in more than 30 countries through a multi-tier network of distributors, system integrators and value added resellers, as well as strategic partners. For more information on TiS, visit the company's web site at http://www.topimagesystems.com.


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.


Contacts:
Ido Schechter
Chief Executive Officer
Top Image Systems Ltd.
Tel: +972-3-767-9114
E-mail:  ido@topimagesystems.com








                             FINANCIAL TABLES FOLLOW


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
                                                                                                             Top Image Systems Ltd.
Consolidated Statements of Operations
(Israeli GAAP) for the
------------------------------------------------------------------------------------------------------------------------------------


                                                          Nine months ended               Three months ended           Year ended
                                                           September 30,                     September 30,             December 31,
                                                      ---------------------------    ---------------------------    --------------
                                                              2002          2001             2002          2001              2001
                                                      -------------  ------------    -------------  ------------    --------------
                                                               US$           US$              US$           US$               US$
                                                      -------------  ------------    -------------  ------------    --------------
                                                       (unaudited)   (unaudited)      (unaudited)   (unaudited)         (audited)
                                                      -------------  ------------    -------------  ------------    --------------
    Revenues
    Product revenues                                     5,141,720     6,927,501        1,187,475     2,701,268         9,913,851
    Service revenues                                     1,008,532     1,422,107          316,247       618,144         2,045,398
                                                      -------------  ------------    -------------  ------------    --------------
    Total revenues                                       6,150,252     8,349,608        1,503,722     3,319,412        11,959,249
                                                      -------------  ------------    -------------  ------------    --------------

    Cost of revenues
    Product costs                                        1,591,083     1,893,719 (*)      472,697       534,441 (*)     2,487,902
    Service costs                                          620,871       505,856          284,748       217,085           584,431
                                                      -------------  ------------    -------------  ------------    --------------
    Total cost of revenues                               2,211,954     2,399,575          757,445       751,526         3,072,333
                                                      -------------  ------------    -------------  ------------    --------------
    Gross profit                                         3,938,298     5,950,033          746,277     2,567,886         8,886,916

    Expenses

    Research and development
    Research and development costs, gross                1,111,449     1,627,771 (*)      349,390       563,898 (*)     2,198,628
    Less - royalty bearing participation                         -             -                -             -                 -
                                                      -------------  ------------    -------------  ------------    --------------
    Research and development, net                        1,111,449     1,627,771          349,390       563,898         2,198,628
                                                      -------------  ------------    -------------  ------------    --------------
    Selling and marketing                                4,083,214     5,015,840        1,334,496     1,620,988         6,791,707
    General and  administrative                          1,373,914     1,798,544          457,414       460,874         2,302,915
    Non-recurring severance expense                              -             -                -             -           706,000
                                                      -------------  ------------    -------------  ------------    --------------
                                                         5,457,128     6,814,384        1,791,910     2,081,862         9,800,622
                                                      -------------  ------------    -------------  ------------    --------------
    Operating loss                                     (2,630,279)   (2,492,122)      (1,395,023)      (77,874)       (3,112,334)

    Financing income, net                                  184,631       261,832           30,294       153,489           287,197

    Other income (expenses), net                           (3,756)        37,616                -         1,768            33,708
                                                      -------------  ------------    -------------  ------------    --------------
    (Loss) income before taxes on income               (2,449,404)   (2,192,674)      (1,364,729)        77,383       (2,791,429)
    Taxes on Income                                              -             -                -             -                 -
                                                      -------------  ------------    -------------  ------------    --------------
    (Loss) income after taxes on income                (2,449,404)   (2,192,674)      (1,364,729)        77,383       (2,791,429)

                                                      -------------  ------------    -------------  ------------    --------------

    Net (Loss) income for the period                   (2,449,404)   (2,192,674)      (1,364,729)        77,383       (2,791,429)
                                                      =============  ============    =============  ============    ==============
    Net (Loss) income per share                            (0.401)       (0.360)          (0.223)         0.013           (0.440)
                                                      =============  ============    =============  ============    ==============
    Weighted average number of
    shares used to compute net
    earnings (loss) per share                            6,108,890     6,098,890        6,108,890     6,098,890         6,341,390
                                                      =============  ============    =============  ============    ==============

    * Due to SEC guidelines published during 2001, royalties to the Government for its participation in research and development costs were reclassified in the financial statements from research and development expenses to the cost of revenues.



                                                                                                  Top Image Systems Ltd.
Consolidated Balance Sheet (Israeli GAAP) as at
------------------------------------------------------------------------------------------------------------------------



                                                                        September 30,   September 30,     December 31,
                                                                      ---------------  --------------  ---------------
                                                                                2002            2001             2001
                                                                      ---------------  --------------  ---------------
                                                                                 US$             US$               US$
                                                                      ---------------  --------------  ---------------
                                                                         (unaudited)     (unaudited)         (audited)
 Assets                                                               ---------------  --------------  ---------------

 Current assets:
 Cash and cash equivalents                                                 8,761,331       8,910,403        9,419,165
 Marketable securities                                                       526,481         274,499          289,729
 Trade receivables, net                                                    3,155,548       4,913,586        4,458,903
 Other receivables and prepaid expenses                                      415,683         426,529          402,905
                                                                      ---------------  --------------  ---------------
 Total current assets                                                     12,859,043      14,525,017       14,570,702
                                                                      ---------------  --------------  ---------------
 Property and equipment

 Cost                                                                      1,667,791       1,659,466        1,644,464
 Less accumulated depreciation                                            (1,081,979)       (864,784)        (889,893)
                                                                      ---------------  --------------  ---------------
 Net property and equipment                                                  585,812         794,682          754,571
                                                                      ---------------  --------------  ---------------

 Other assets                                                                 96,644         149,628          223,452
                                                                      ---------------  --------------  ---------------
 Total assets                                                             13,541,499      15,469,327       15,548,725
                                                                      ===============  ==============  ===============

 Liabilities and Shareholders' Equity

 Current liabilities:
 Short-term bank loans and current maturities of long-term bank loans      1,285,649         408,452          684,273
 Trade payables                                                              257,216         516,913          334,266
 Other payables and accruals                                               2,180,821       1,741,807        2,259,708
                                                                      ---------------  --------------  ---------------

 Total current liabilities                                                 3,723,686       2,667,172        3,278,247
                                                                      ---------------  --------------  ---------------

 Long-term liabilities:
 Provision for severance pay, net                                            239,246         283,161          249,881
                                                                      ---------------  --------------  ---------------

 Total long-term liabilities                                                 239,246         283,161          249,881
                                                                      ---------------  --------------  ---------------

 Total liabilities                                                         3,962,932       2,950,333        3,528,128
                                                                      ---------------  --------------  ---------------
 Commitments, contingencies and liens

 Shareholders' equity
 Share capital - Ordinary share of NIS 0.04 par value                         73,079          73,079           73,079
 Surplus capital                                                          22,336,887      22,229,155       22,329,513
 Accumulated deficit                                                    (12,831,399)     (9,783,240)     (10,381,995)
                                                                      ---------------  --------------  ---------------
 Total shareholders' equity                                                9,578,567      12,518,994       12,020,597
                                                                      ---------------  --------------  ---------------
                                                                      ---------------  --------------  ---------------
 Total liabilities and shareholders' equity                               13,541,499      15,469,327       15,548,725
                                                                      ===============  ==============  ===============
